EXHIBIT 21.1
SUBSIDIARIES OF REGISTRANT
The following is a list of subsidiaries of NVIDIA Corporation as of January 28, 2024, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiaries of Registrant (All 100% owned)	State or Other Jurisdiction of Incorporation

Mellanox Technologies, Ltd	Israel
NVIDIA International, Inc.	Delaware, U.S.
NVIDIA Singapore Pte Ltd	Singapore